Exhibit 99.2

SECTION 13(r) DISCLOSURE

We have been advised by Applus Servicios Technologicos S.L.U. (“Applus”), a European company in which our private equity funds have invested and which may be considered our affiliate, that in 2012, a subsidiary of Applus provided certain services to customers that could be affiliated with the Industrial Development and Renovation Organization (IDRO), which has been designated as an agency of the Government of Iran. For 2012, gross revenue attributable to such sales was €1,189,532 with estimated net profits to Applus of approximately €200,000. At this time, we are unable to determine whether the IDRO, directly or indirectly, controls these customers. Although these activities were not prohibited by U.S. law at the time they were conducted, Applus has advised us that its subsidiary has discontinued its dealings with such customers, other than limited wind-down activities (which are permissible), and that it does not otherwise intend to continue or enter into any Iran-related activity.